UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

Antero Subsidiary Holdings LLC

Paul M. Rady

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

With a copy to:

Douglas E. McWilliams

Scott D. Rubinsky

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 03676B 102

1	Name of Reporting Person Antero Subsidiary Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,000,001

	8	Shared Voting Power 0*

	9	Sole Dispositive Power 107,000,001

	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,000,001*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.1%(1)

14	Type of Reporting Person (See Instructions) OO

*                 Calculated in the manner set forth in Item 5.

(1)         Based on 506,896,640 Shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Paul M. Rady

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,634,883

	8	Shared Voting Power 19,180,821*

	9	Sole Dispositive Power 9,634,883

	10	Shared Dispositive Power 19,180,821*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,815,704*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14	Type of Reporting Person (See Instructions) IN

*                  Calculated in the manner set forth in Item 5.

(1)         Based on 506,896,640 Shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Glen C. Warren, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,860,517

	8	Shared Voting Power 3,966,804*

	9	Sole Dispositive Power 16,860,517

	10	Shared Dispositive Power 3,966,804*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,827,321*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%(1)

14	Type of Reporting Person (See Instructions) IN

*                  Calculated in the manner set forth in Item 5.

(1)         Based on 506,896,640 Shares outstanding as of September 5, 2019.

Explanatory Note: On September 5, 2019, certain funds affiliated with Warburg Pincus LLC sold 17,144,152 shares of common stock of Antero Midstream Corporation. Separately, also on September 5, 2019, certain funds affiliated with Yorktown Partners, LLC sold 2,855,848 shares of common stock of Antero Midstream Corporation. Paul M. Rady, Glen C. Warren, Jr., Antero Subsidiary Holdings LLC (together with Mr. Rady and Mr. Warren, the “Reporting Person”), the Warburg Entities and the Yorktown Entities are party to that certain Stockholders’ Agreement, dated March 12, 2019, and as a result the Reporting Persons may be deemed to have formed a Section 13(d) group with the Warburg Entities and the Yorktown Entities. Although none of Mr. Rady, Mr. Warren or Antero Subsidiary Holdings LLC sold shares of Antero Midstream Corporation common stock, the Reporting Persons are filing this Amendment No. 2, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by the Amendment No. 1 filed on May 24, 2019, the “Original Schedule 13D”) with the Securities and Exchange Commission to reflect the sales made by the Warburg Entities and the Yorktown Entities. The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As a result of the Stockholders’ Agreement (as defined below), the Reporting Persons, the Warburg Entities and the Yorktown Entities (collectively, the “Stockholders’ Agreement Parties”) may be deemed to have formed a Section 13(d) group. If the Stockholders’ Agreement Parties are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 188,287,026 Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 37.1% of the issued and outstanding Shares and total voting power of the Issuer as of September 5, 2019. Each of the Warburg Entities and the Yorktown Entities have filed a separate Schedule 13D with respect to their interests. Each of the Stockholders’ Agreement Parties disclaims beneficial ownership of Shares owned by the other Stockholders’ Agreement Parties except to the extent of its pecuniary interest therein.

Each of the Reporting Persons, the Warburg Entities and the Yorktown Entities listed below has the following beneficial ownership of Shares (percentages are based on 506,896,640 Shares outstanding as of September 5, 2019):

(i)                         Paul M. Rady is the record owner of 9,634,883 Shares of the Issuer, representing 1.9% of the outstanding Shares of the Issuer. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32% in Mockingbird, he may be deemed to beneficially own an additional 19,180,821 Shares of the Issuer owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(ii)                      Glen C. Warren, Jr. is the record owner of 16,860,517 Shares of the Issuer, representing 3.3% of the outstanding Shares of the Issuer. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 Shares of the Issuer owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(iii)                   Antero Subsidiary Holdings LLC is the record owner of 107,000,001 Shares of the Issuer, representing 21.1% of the outstanding Shares of the Issuer. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all Shares of the Issuer owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein.

(iv)                  WP X O&G is the record owner of 22,253,508 Shares of the Issuer, representing 4.39% of the outstanding Shares of the Issuer.

(v)                     Warburg Pincus X Partners, L.P. is the record owner of 711,929 Shares of the Issuer, representing 0.14% of the outstanding Shares of the Issuer.

(vi)                  Yorktown VII is the record owner of 3,412,464 Shares of the Issuer, representing 0.67% of the outstanding Shares of the Issuer. Because Yorktown VII Company is the sole general partner of Yorktown VII, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII Company. Because Yorktown VII Associates is the sole general partner of Yorktown VII Company, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII. Yorktown VII Company and Yorktown VII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VIII is the record owner of 5,266,099 Shares of the Issuer, representing 1.04% of the outstanding Shares of the Issuer. Because Yorktown VIII Company is the sole general partner of Yorktown VIII, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Company, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII Company. Yorktown VIII Company and Yorktown VIII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. Information with respect to each of the Warburg Entities and the Yorktown Entities is based on information provided to the Reporting Persons by the Warburg Entities and the Yorktown Entities. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person, the Warburg Entities or the Yorktown Entities.

On September 5, 2019, WP X O&G sold 12,580,788 Shares, Warburg Pincus X Partners, L.P. sold 402,481 Shares, WP-WPVIII Investors sold 11,688 Shares, WP VIII CV I sold 116,879 Shares and WP VIII sold 4,032,316 Shares, each such transaction on the open market and at a price of $6.81 per Share. Separately, on September 5, 2019, Yorktown V sold 1,392,602 Shares and Yorktown VI sold 1,463,246 Shares, each such transaction on the open market and at a price of $6.81 per Share. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares of the Issuer since the filing of the Original Schedule 13D. On September 5, 2019, each of Yorktown V, Yorktown V Company, Yorktown VI, Yorktown VI Company and Yorktown VI Associates ceased to beneficially own Shares of the Issuer.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons, the Warburg Entities or the Yorktown Entities.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2019
PAUL M. RADY
	By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Paul M. Rady

GLEN C. WARREN, JR.

	By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Glen C. Warren, Jr.

ANTERO SUBSIDIARY HOLDINGS LLC

	By:	ANTERO RESOURCES CORPORATION, its sole member

	By:	/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer